Exhibit 99.1

SAIHEAT LIMITED REPORTS UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

SINGAPORE, Nov. 13, 2024 (GLOBE NEWSWIRE) -- SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), today reported unaudited financial results for the six months ended June 30, 2024.

Financial Highlights for the Six Months Ended June 30, 2024

●	Total revenues for the six months ended June 30, 2024, were US$ 3.2 million, having increased 6% compared to the six months ended June 30, 2023.

●	Gross Margin for the six months ended June 30, 2024, was negative US$ 0.1 million, compared to gross profits of US$ 0.2 million for the six months ended June 30, 2023.

●	Net losses for the six months ended June 30, 2024, was US$ 1.9 million compared to net losses of US$ 3.7 million for the six months ended June 30, 2023.

Mr. Arthur Lee, Chairman and Chief Executive Officer of the Company, stated that, “Despite the reduction in block rewards from the April ‘halving event’, our total revenue have increased 6% compared to the six months ended June 30, 2023. Due primarily to the significant increase in the Bitcoin price, which has more than tripled since January 2023.”

Recent Developments

On-site Project Development Update in the U.S.

●	We expanded our SAI NODE Marietta facility, initiated a scale-up that began in December 2023. This expansion included the strategic addition of 478 Bitmain bitcoin mining machines, increasing our hash rate capacity by approximately 68 PH/s. With this deployment, we now have around 150 PH/s operational hash rate for our self-mining operations, achieving a self-mining efficiency of approximately 27.3 J/TH.

We signed a Memorandum of Understanding (MoU) with Idaho Competitive Aquatics, LLC in August 2024 to develop a model case of our Advanced Computing Center Ecosystem (ACCE), which is to utilize recycled computing heat as a replacement of nature gas heaters at the aquatic center. Upon the completion of the project, the new ACCE system is expected to eliminate CO2 emission from original nature gas heating by up to 96,000 pounds per month and lowering facility heating costs by over 40% immediately.

We announced our latest All-in-One ACCE products, RACKCAB and HYDROCAB, which integrate server hosting system, CDU system and computing heat capture/recycling system into one standard cabinet. Our All-in-One ACCE product is developed as a low-cost and easy-to-install system for computing heat recycling. Both products are currently deployed and under installation at our customer.

Presence at In-Person Event

●	We participated in the 2024 SelectUSA Investment Summit in June. This prestigious event connects investors, companies, and industry experts, serving as a crucial platform for fostering business investment. Dr. Tao Wu showcased our groundbreaking initiatives, including our Computing Heat Recycling R&D Center in Marietta, Ohio, which features the innovative Advanced Computing Center Ecosystem (ACCE). Our participation underscores our commitment to introducing sustainable technology solutions to the U.S. market and advancing our strategic plan.

Community and Partnership Engagement

●	Our sponsored Computing Heat Recycle Center Education Program received a grant from the Marietta Community Foundation in May 2024 to support our continuing joint efforts to provide innovative learning opportunities for students while addressing food insecurity through produce grown in our computing heat recycling greenhouse.

●	We signed a Memorandum of Understanding with Al-Farabi Kazakh National University in June 2024, to advance educational initiatives and scientific research in Kazakhstan, focusing on joint programs and research projects that leverage our expertise in AI computing and sustainable energy solutions.

HEATNUC Business Line Update

●	We signed two Memorandums of Understanding (MoUs) in July 2024, aimed at enhancing cooperation within the small modular reactor (SMR) industry.

●	We appointed François Morin as our Nuclear Energy Strategy Consultant in July 2024, bringing his vast experience from roles such as Director at the World Nuclear Association. Mr. Morin will focus on evaluating the company’s expansion into the small modular reactor market, particularly in Asia and globally. His expertise will be instrumental in supporting our innovation and growth in the nuclear energy sector.

●	In August 2024, we became a member of the World Nuclear Association (WNA). As part of our membership, we participated in the World Nuclear Symposium 2024 held in September 2024.

●	In September 2024, we signed two MoUs that further solidify our position in the Middle Eastern nuclear and SMR markets. One MoU with Jiangsu Shentong Nuclear Equipment focuses on exporting control systems for nuclear power, and another with Shanghai Kaiquan Pump emphasizes joint production of nuclear and SMR equipment.

●	We signed two additional MoUs in October 2024, targeting further cooperation in the nuclear and SMR sectors. The MoU with Kinze Nuclear Innovation focuses on nuclear technology consulting and digitalization services, while the one with Jiangsu Jintonglingguang Nuclear Energy Technology aims to enhance the production of nuclear equipment.

●	In October 2024, we signed an MoU with Jiangsu Xuanrui Vibration Damping Equipment Co., focusing on product development and marketing in the large-scale nuclear power sector. This collaboration is set to enhance joint manufacturing and market expansion initiatives.

Financial Results for the Six Months Ended June 30, 2024

Revenues

Sales of Products. Sales of products represents the sales of high-performance digital asset mining machines to end customers. The revenue from sales of products was $1.3 million for the six months ended June 30, 2024, decreased by $0.8 million, or 37% from $2.1 million for the six months ended June 30, 2023. The decrease was mainly due to slack market conditions for mining machines, coupled with a reduction in mining profit.

Hosting Service. Hosting services includes all services related to hosting and daily maintenance of mining machines for customers. Our hosting revenue was derived from our hosting operations in Mexico, which was $0.05 million and $0.3 million for the six months ended June 30, 2024 and 2023, respectively. The decrease was mainly in connection with our hosting client gradually scaling down the operation in response to the reduction of bitcoin mining rewards after halving.

Mining Pool. Mining pool income includes revenues from the Company’s self-owned sai.plus mining pool, representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly the hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Our mining pool revenues were $0.07 million and $0.2 million, respectively, for the six months ended June 30, 2024, and June 30, 2023.

Mining Revenue. Mining revenues represent mining rewards generated from the Company’s self-owned mining machines. The mining revenues are mainly derived from our operations in Mexico beginning in 2022 and self-constructed in Marietta in 2023. Our mining revenue were $1.7 million and $0.4 million, respectively for the six months ended June 30, 2024, and June 30, 2023. We launched our self-constructed site in July 2023, in which we have filled 2.8 MW as of June 30, 2024.

Cost of Revenues

Cost of revenues primarily included the cost for the purchase of high-performance digital asset mining machines, costs incurred for our self-mining activities, and the direct costs incurred for the provision of hosting services and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues increased by $0.5 million or 17%, from $2.8 million for the six months ended June 30, 2023, to $3.3 million for the six months ended June 30, 2024. The increase is mainly due to a $1.7 million increase in cost of self-mining operation, partially offset by a $0.8 million decrease in cost for the purchase of high-performance digital asset mining machines, a $0.2 million decrease in hosting service and a $0.2 million decrease in mining pool in the first half 2024.

Gross Margin

Our gross profit decreased by $0.3 million, from gross profit $0.2 million for the six months ended June 30, 2023, to a gross loss of $0.1 million for the six months ended June 30, 2024. Gross profit as a percentage of revenue (“gross margin”) was 6% for the six months ended June 30, 2023, and gross loss as a percentage of revenue was 4% for the six months ended June 30, 2024. The decrease of gross margin was mainly due to a reduction in block rewards following the halving event in April 2024 and an increase in network difficulty.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consisted of staff costs and depreciation expenses to participate in marketing activities. Selling and marketing expenses decreased by $0.53 million, or 82%, from $0.65 million for the six months ended June 30, 2023, to $0.12 million for the six months ended June 30, 2024. The decrease was mainly due to a $0.12 million decrease in depreciation expense, a $0.15 million decrease in marketing expense, and a $0.23 million decrease in incentive plan amortization that was launched in December 2022.

General and Administrative Expenses

Our general and administrative expenses mainly consisted of salaries and bonuses, office related expenses and professional service fees. General and administrative expenses decreased by $0.84 million, or 27%, from $3.1 million for the six months ended June 30, 2023, to $2.26 million for the six months ended June 30, 2024. The decrease was mainly attributable to a decrease of $0.67 million in incentive plan amortization that was launched in December 2022, a decrease of $0.05 million in salaries, a decrease of $0.12 million in office expense.

Research and Development Expenses

Our research and development expenses mainly consisted of salaries, bonuses, and research related expenses. Research and development expenses decreased by $0.26 million, or 43%, from $0.6 million for the six months ended June 30, 2023, to $0.34 million for the six months ended June 30, 2024. The decrease was mainly attributable to the amortization of research and development employees’ incentive plan that was launched in December 2022 and salaries.

Other Income, net

Other income was $0.9 million for the six months ended June 30, 2024, which mainly comprises $0.89 million gain on changes in fair value of cryptocurrencies, $0.02 million gain on exchange.

Net loss

As a result of the foregoing, we had a net loss of $3.7 million for the six months ended June 30, 2023, and a net loss of $1.9 million for the six months ended June 30, 2024.

Liquidity

As of June 30, 2024, cash and cash equivalents, restricted cash were US $1.9 million.

About SAIHEAT

SAIHEAT Limited (Nasdaq: SAIH) delivers integrated energy services for next-generation data centers. Its thermal module, HEATWIT, offers data center liquid cooling system and solutions for computing heat recycling. The power module, HEATNUC, focuses on global power resource development and modular nuclear power joint development.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAIHEAT and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@saiheat.com

Investor Relations Contact

ir@saiheat.com

SAIHEAT Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2023	As of June 30, 2024
	(US$)	(US$)
	Audited	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	3,176	1,884
Restricted cash	—	42
Accounts receivable	900	437
Inventories	44	7
Crypto Assets	6,709	6,382
Stablecoin assets	81	12
Deposits, prepayments and other current assets, net	1,341	1,647
Total current assets	12,251	10,411

Non-current assets:
Property and equipment, net	4,994	4,710
Operating lease right-of-use assets	830	705
Long term Assets	—	1,758
Total non-current assets:	5,824	7,173
Total assets	18,075	17,584

Liabilities and equity
Current liabilities:
Accounts payable	45	83
Operating lease liabilities-current	241	160
Accrued and other liabilities	359	255
Short term Borrowings	—	929
Commitments and contingent liabilities	—	—
Other payable and accrued liabilities	42	47
Total current liabilities	687	1,474
Non-current liabilities:
Operating lease liabilities-non-current	569	519
Total non-current liabilities	569	519
Total Liabilities	1,256	1,993

Shareholders’ equity:
Class A Ordinary shares ($0.0001 par value; 330,369,366 shares authorized, 15,004,316 and 14,413,299 shares issued and outstanding in June 30, 2024 and December 31, 2023.)	1	2
Class B Ordinary shares ($0.0001 par value; 9,630,634 shares authorized and outstanding in June 30, 2024 and December 31, 2023.)	1	1
Additional paid-in capital	48,680	49,399
Accumulated deficit	(31,345)	(33,282)
Accumulated other comprehensive income/(loss)	(518)	(529)
Total shareholders’ equity	16,819	15,591
Total Liabilities and shareholders’ equity	18,075	17,584

SAIHEAT Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the Six Months Ended June 30,
	2023	2024
	(US$)	(US$)
	(Unaudited)	(Unaudited)
Revenues	3,026	3,204
Cost of revenues	2,847	3,319
Gross Profit/(Loss)	179	(115)

Sales and marketing expenses	652	123
General and administrative expenses	3,105	2,265
Research and development expenses	609	344
Impairment of long-lived assets	—	—
Total operating expenses	4,366	2,732

Loss from operations	(4,187)	(2,847)
Other income, net	462	910
Loss before income tax	(3,725)	(1,937)
Income tax expenses	—	—
Net loss	(3,725)	(1,937)

Other comprehensive loss
Foreign currency translation loss	(131)	(10)
Total comprehensive loss	(3,856)	(1,947)

Loss per ordinary share
Basic and diluted	(0.1578)	(0.0792)

Weighted average number of ordinary shares outstanding:
Basic & Diluted	23,611,768	24,472,089